  Exhibit 99.1

High Tide Reports First Quarter 2025 Financial Results Featuring Record Revenue of $142.5 Million

Same store sales increased 5% year over year, representing the fastest pace of growth during the past four quarters

Cabana Club loyalty program exceeds 1.76 million members in Canada, with ELITE memberships exceeding 81,000 and growing at its fastest pace since inception

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated August 31, 2023, to its short form base shelf prospectus dated August 3, 2023.

•	High Tide Remains the Highest Revenue Generating Cannabis Company Reporting in Canadian Dollars[1], Delivers Quarterly Revenue of $142.5 Million, an All-Time Record. This Represents an Increase of 11% Year Over Year, 3% Sequentially and Reaches an Annualized Revenue Run Rate Of $570 Million
•	Revenue Generated in the Company's Bricks-and-Mortar Segment was $135.7 Million, Which was a Record Level and Up 17% Year Over Year, Representing the Fastest Growth Rate in Five Quarters. The Segment Accounts for 95% of The Company's Consolidated Revenue
•	Same Store Sales in the First Fiscal Quarter Increased By 5% Year Over Year and 2% Sequentially. Between October 2021 and December 2024, Same Store Sales at Canna Cabana were up 142%, While the Average Operator in the Five Provinces Where the Company Operates has Experienced a 4% Decline[2]
•	The Company Surpassed 5.66 Million Global Cabana Club Members. This Includes 85,500 ELITE Members, Which Increased 13% Sequentially.
•	In Canada Alone, the Company Now Exceeds 1.76 Million Cabana Club Members. Canadian Cabana Club Membership Rates Have Increased by 33% Year Over Year and 2% Sequentially. The Company Has Also Exceeded 81,000 ELITE Members in Canada, an Increase of 153% Year Over Year and 11% Sequentially, Growing at its Fastest Pace Since Inception.
•	During November and December 2024, Canna Cabana Held an 18% Share of the Cannabis Retail Market in Alberta and 10% in Ontario. Across the Five Provinces in Which the Company Has a Presence, Canna Cabana Represented an 11% Market Share, Which Is Consistent Sequentially[3]
•	The Company Notes it Has Launched 29 Queen of Bud SKUs Since Acquiring the Brand in March 2024, With More Planned Launches Underway
•	Annualized Retail Sales Per Square Foot Were $1,734 Across the Canna Cabana Store Network During the First Fiscal Quarter of 2025, up 2% Sequentially. This Was Higher Than Best-In-Class Retailers Like Wal-Mart, Target, and Canadian Tire[4]
_________________________________
[1]Based on reporting by New Cannabis Ventures as of February 7, 2025. For the New Cannabis Ventures' senior listing, segmented cannabis-only sales must generate more than US$25 million per quarter (CAD$31 million) - for full details, see: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/
[2]Based on publicly available data from Statistics Canada and provincial regulators
[3]Based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[4]Data sourced from most recent public filings of the mentioned retailers

CALGARY, AB, March 17, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, today released its financial results for the first fiscal quarter of 2025 ended January 31, 2025, the highlights of which are included in this news release. The full set of unaudited condensed interim consolidated financial statements for the three months ended January 31, 2025 and 2024 (the "Financial Statements") and accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, its profile pages on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

2025 First Fiscal Quarter - Financial Highlights:

•	Revenue increased to $142.5 million for the three months ended January 31, 2025, an all-time record, compared to $128.1 million during the same period last year, representing an increase of 11% year over year and 3% sequentially
•	Gross profit was $35.4 million for the three months ended January 31, 2025, which was relatively consistent year over year and sequentially
•	Gross profit margin was 25% for the three months ended January 31, 2025, which compared to 28% year over year and 26% sequentially. The margins in the Company's core bricks-and-mortar segment, which generates 95% of its revenue, remained consistent. During the first fiscal quarter, the Company took its Cabana Club loyalty program global across its ancillary e-commerce platforms. As part of this strategy, the Company proactively lowered its gross margins in its E-commerce segment, which it believes will be offset by increased volumes in the quarters to come
•	The Company generated a net loss of $2.7 million during the three months ended January 31, 2025, which compared to break even in the prior year and a net loss of $4.8 million sequentially, where adjusted net income was $0.2 million excluding non-cash impairment charges
•	Adjusted EBITDA was $7.1 million in the three months ended January 31, 2025, representing the 20th consecutive positive quarter, and compared to $10.4 million during the previous year, representing a decline of 32% year over year and 14% sequentially. This was due to the Company accelerating the pace of its organic store openings during 2024, and continuing into 2025. Given the mature and competitive cannabis retail landscape, these new locations experience a longer initial ramp up period, thus impacting EBITDA in the short-term. Additionally, the Company's e-commerce segment was negatively impacted as expected given its new disruptive international loyalty strategy
•	The Company generated $(1.9) million of free cash flow in the first fiscal quarter primarily due to heightened investments in working capital which represented the largest outflow in the past seven quarters. As per the Company's prior commentary, free cash flow generation can vary significantly in any given quarter, however, the Company continues to anticipate being free cash flow positive for the fiscal year. The Company has generated $16.5 million of positive free cash flow in the trailing four quarters
•	General and administration expenses represented 4.6% of revenue in the three months ended January 31, 2025, which remained relatively consistent when compared to the previous year, and were 4.2% sequentially
•	Salaries, wages, and benefits represented 12.3% of revenue in the three months ended January 31, 2025, which remained relatively consistent when compared to the previous year and sequentially
•	Cabanalytics Business Data and Insights platform, advertising revenue, and other revenue, which includes management fees, interest income, and rental income, was $11.3 million for the three months ended January 31, 2025 - an all time-record - compared to $7.6 million in the same period last year, representing an increase of 49% year over year and 4% sequentially
•	Cash and cash equivalents in the three months ended January 31, 2025 totalled $33.3 million, compared to $28.7 million a year ago, representing an increase of 16% year over year and a decrease of 29% sequentially. The Company notes that during the quarter it issued $5.0 million of secured debentures and paid down $13.0 million of notes payable which matured on December 31, 2024

"I am pleased to report yet another quarter featuring record revenue. This continued momentum is supported by our core Canadian bricks-and-mortar business which is generating double digit growth, and continues to get stronger every day. This is demonstrated by the fact that Q1 same store sales experienced their fastest pace of growth in four quarters. At the same time, Canadian Cabana Club membership has exceeded 1.76 million, with ELITE memberships also growing at their fastest rate since the club's inception," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"I also want to address the lower EBITDA number head on. This was due to a purposeful shift in our strategy to win market share in our ancillary business lines, which will provide long-term benefits by expanding our Cabana Club globally and diversifying our customer base. International opportunities in the medical cannabis space are very exciting and can contribute meaningfully to our bottom line acting as a hedge against short to medium-term volatility in our e-commerce platforms. We look forward to leveraging our $1.5 billion procurement expertise with Canadian licensed producers to fulfill demand in the growing German medical cannabis market, as well as other international markets in due course. As excited as I am about the opportunities outside of Canada, our team will keep working on all fronts in 2025-including growing our core bricks-and-mortar business," added Mr. Grover.

White Label Update (Queen of Bud)
The Company notes it has launched 29 Queen of Bud SKUs since acquiring the brand in March 2024, with more planned launches underway. Below is a breakdown of the current Queen of Bud inventory available in our store network.

Queen of Bud SKUs Available in Canna Cabana Stores

Products	SKUs
Candles	4
Lighters	11
Pre-Rolls	6
Water Pipes	3
Grinders	5

First Fiscal Quarter 2025 - Operational Highlights (November 1, 2024 - January 31, 2025):

•	On November 13, 2024, the Company announced the closing of the final tranche of its previously disclosed $15,000 subordinated debt facility
•	On December 31, 2024, the Company repaid the $13,000 principal balance of the notes payable to Opaskwayak Cree Nation
•	The Company opened four new Canna Cabana locations in Ontario - Richmond, Pembroke, Scarborough and Hamilton - and one new Canna Cabana location in Hinton, Alberta
•	The Company expanded the first of its kind innovative Cabana Club membership program across the entirety of the United States (U.S.) through cabanaclubusa.com, as well as the European Union (E.U.) and the United Kingdom (U.K.) through cabanaclub.eu, with total Cabana Club membership now reaching over 5.66 million

Subsequent Events (February 1, 2025 - Present):

•	The Company opened three new Canna Cabana locations in Ontario - located in Hamilton, Cambridge and Collingwood - bringing High Tide's Canna Cabana branded retail store count to 194 in Canada, and 79 in the province of Ontario.
•	The Company was recognized as a Top 50 company by the TSX Venture Exchange for the second consecutive year
•	During ongoing due diligence, the Company paused its previously announced acquisition of Purecan GmbH in order to explore alternative arrangements to enter the German medical cannabis market

Selected financial information for the first quarter ended January 31, 2025:
(Expressed in thousands of Canadian Dollars)

	Three months ended January 31
	2025	2024	Change
	$	$	∆
Free cash flow(i)	(1,900)	3,608	(153) %
Net cash provided by operating activities	683	6,873	(90) %
Revenue	142,461	128,068	11%
Gross profit	35,440	35,994	(2) %
Gross profit margin(ii)	25%	28%	(3) %
Total expenses	(35,373)	(33,202)	(7) %
Total expenses as a % of revenue	25%	26%	1%
Income from operations	67	2,792	(98) %
Adjusted EBITDA(iii)	7,089	10,435	(32) %
Adjusted EBITDA as a percentage of revenue(iv)	5%	8%	(3) %
Net loss	(2,689)	(5)
Basic and diluted income (loss) per share	(0.03)	$ -
(i) The Company defines free cash flow as net cash provided by (used in) operating activities minus sustaining capex minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spending required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the consolidated statement of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.
(ii) Gross profit margin - a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
(iii) Adjusted EBITDA - a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found in the chart below.
(iv) Adjusted EBITDA as a percentage of revenue - a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.

The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net (loss) Income	(2,689)	(4,802)	825	171	(5)	(31,805)	(3,717)	(1,568)
Income/deferred tax recovery (expense)	38	(153)	671	(878)	(233)	(4,571)	204	(2,041)
Accretion and interest	2,101	2,308	1,681	1,712	1,743	1,632	1,931	1,759
Depreciation and amortization	5,847	5,362	5,678	7,505	6,848	8,583	8,493	7,699
EBITDA(i)	5,297	2,715	8,855	8,510	8,353	(26,161)	6,911	5,849
Foreign exchange (gain) loss	(13)	5	19	(5)	5	(152)	31	2
Transaction and acquisition costs	630	773	12	1,314	515	691	801	435
Loss (gain) revaluation of put option liability	-	(88)	(159)	(110)	(300)	544	73	(1,288)
Other loss (gain)	-	11	(6)	337	-	37	18	-
Loss (gain) on extinguishment of debenture	-	(885)	-	-	-	-	-	-
Impairment loss	-	4,964	-	-	-	34,265	-	-
Share-based compensation	1,175	750	881	549	795	(284)	2,350	1,532
Loss (gain) on revaluation of marketable securities	-	-	12	-	77	(13)	-	(19)
Loss (gain) on revaluation of debenture	-	-	-	(240)	755	(505)	-	-
Loss (gain) on extinguishment of financial liability	-	-	-	(314)	235	(60)	-	78
Adjusted EBITDA(i)	7,089	8,245	9,614	10,041	10,435	8,362	10,184	6,589
(i) EBITDA and Adjusted EBITDA are non-IFRS financial measures.

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Cash flow from operating activities	4,644	6,179	8,928	8,032	9,363
Changes in non-cash working capital	(3,961)	3,473	(2,715)	4,777	(2,490)
Net cash provided by operating activities	683	9,652	6,213	12,809	6,873
Sustaining capex(i)	(361)	(533)	(279)	(528)	(511)
Lease liability payments	(2,222)	(3,211)	(2,842)	(2,898)	(2,754)
Free cash flow(ii)	(1,900)	5,908	3,092	9,383	3,608
(i) Sustaining capex is a non-IFRS measure
(ii) Free cash flow is a non-IFRS measure

OUTLOOK

High Tide's wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally with 194 current operating locations. The Company's objective remains to add another 20-30 locations during calendar 2025, while generating positive free cash flow, as was the case in the previous year. The Company reiterates its long-term goal to reach 300 locations across Canada.

The Company's Cabana Club loyalty program continues to expand at a rapid pace across Canada, currently exceeding 1.76 million members, which is up 33% over the past year. Given this trajectory, the Company is raising its long-term target to exceed 2.5 million members in Canada, up from the Company's previous target of 2 million. ELITE, the paid membership tier, continues to break quarterly growth records and now exceeds 81,000 members with additional members being onboarded daily. ELITE members tend to shop more frequently and in larger quantities than base tier members.

Following the successful launch of its innovative discount club model in its core business of bricks-and-mortar cannabis stores in Canada, in late 2024, the Company expanded the Cabana Club across all its global e-commerce businesses, offering disruptive three-tier pricing. The Company is encouraged by the initial trajectory of members signing up to its loyalty plan - and maintains its expectation that this initiative will be revenue neutral approximately six months from launch and EBITDA neutral approximately 12 months from launch. The Company is pleased to report that 4,500 members in the U.S. and Europe have signed up to ELITE. With 3.9 million total Cabana Club members in U.S. and Europe, the community has grown to a global base of 5.66 million today.

On January 13, 2025, the Company announced its intention to enter into the German medical cannabis market by acquiring a 51% interest in Purecan GmbH for approximately #eu#4.8 Million. During ongoing due diligence, the Company reassessed the optimal structure for this transaction and is now exploring alternative arrangements to allow High Tide to maintain its planned commercial exposure into the German market. Given that approximately half of all German medical cannabis imports come from Canada, the Company continues to be committed to the German medical cannabis market and is exploring both alternative structures with Purecan GmbH and other opportunities for entry into Germany.

As expressed by the Company previously, the quantum of free cash flow generated can vary significantly in any given quarter. In the first fiscal quarter, changes in non-cash working capital represented a use of cash of $4.0 million, which was the highest level in the past seven quarters and resulted in negative free cash flow in the quarter. The Company notes that over the past four quarters, it has generated $16.5 million in free cash flow, and it expects to remain free cash flow positive for the fiscal year.

The Company's balance sheet remains healthy with total debt of $26.4 million as of today, representing just 0.8x Adjusted EBITDA generated during the past 12 months, and with no maturities for over two years. As a result, the Company believes it can continue to fund future store growth with cash generated from existing locations.

WEBCAST LINK FOR TIDE EARNINGS EVENT

The Company will host a webcast and conference call to discuss its audited results and outlook at 11:30 AM (Eastern Time) tomorrow, Tuesday, March 18, 2025.

https://app.webinar.net/kyn7LBoVo3p

Participants are encouraged to pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

North American Toll Free: 1-888-510-2154
International Toll Free (Germany): 498005889782

ATM PROGRAM QUARTERLY UPDATE

Pursuant to the Company's ATM Program that allows the Company to issue up to $30 million (or the equivalent in U.S. dollars) of Common Shares from the treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 - Shelf Distributions and the policies of the TSXV, the Company announces that, during the three months ended January 31, 2025, the Company issued an aggregate of 11,600 Common Shares over the Nasdaq or TSXV, for aggregate gross proceeds of $52.

Pursuant to an Equity Distribution Agreement cash commission of $1 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during three months ended January 31, 2025.

The Company intends to use the net proceeds of the ATM Program at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company's existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the ATM Program are issued pursuant to a prospectus supplement dated August 31, 2023 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated August 3, 2023, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated August 31, 2023 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated August 3, 2023 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC's website at www.sec.gov.

The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 194 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding:

The Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions, expansions and store openings); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory, or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the distribution methods expected to be used by the Company to deliver its product offerings; the Company's strategic investments and capital expenditures, and related benefits; changes in general and administrative expenses; future business operations and activities and the timing and performance thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures; the competitive landscape within which the Company operates and the Company's market share or reach; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein; the Company remaining on a positive growth trajectory; same-store sales continuing to increase; the Company making increases to its revenue profile; the Company completing the development of its cannabis retail stores; the Company's ability to generate positive free cash flow; free cash flow allowing the Company to finance its growth with internal cash flows; the Company's ability to maximize shareholder value; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions; the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations; the ability of the company to use cash generated from existing operations to fund future locations; Cabana Club and ELITE loyalty programs membership continuing to increase; the anticipated changes to and effects of the ELITE program on the business and operations of the Company; the Company hitting its forecasted revenue and sales projections; the intention of the Company to complete the ATM Program and any additional offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program and/or any future offering; the Company's expected use of the net proceeds from the ATM Program and/or any future offering; the listing of Common Shares offered in the ATM Program and/or any future offering; the anticipated effects of the ATM Program and/or any future offering on the business and operations of the Company; legislative changes occurring in Germany with respect to adult use cannabis and its intended effects; the Company's ability to enter the German market and other emerging legal cannabis jurisdictions; the ability of the Company to capture additional market share in the amount and on the timelines indicated herein; the ability of the Company to add 20-30 stores this calendar year and reach its goals of 300 stores nationwide, and 2.5 million Cabana Club members; the completion of the rollout of Fastendr on the timelines indicated herein; the closing of announced acquisitions; the ability of the Company to develop and launch innovative cannabis and consumption accessory offerings; the timelines for its international launch to become revenue and EDITDA neutral; and the Company building a top-tier global adult-use cannabis brand.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Company's net proceeds from the ATM Program and future financings. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 16:00e 17-MAR-25